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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549
                       -----------------

                          FORM 11-K

                       ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                      ------------------

(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 1996

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______  to _______

Commission file number 1-7796


                UNC RETIREMENT INCOME SAVINGS
             PLAN FOR CERTAIN BARGAINING UNIT EMPLOYEES
                      (Full title of plan)



                        UNC INCORPORATED
  (Name of issuer of the securities held pursuant to the plan)



                    175 Admiral Cochrane Drive
                  Annapolis, Maryland 21401-7394
                         (410) 266-7333
   (Address of the plan and principal executive office of the issuer)
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                        REQUIRED INFORMATION

The UNC Retirement Income Savings Plan for Certain Bargaining Unit Employees (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan financial statements and the schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto. The end of the most recent fiscal year of the Plan was December 31, 1996.




                          EXHIBITS

1. UNC Retirement Income Savings Plan for Certain Bargaining Unit Employees Financial Statements and Schedules, December 31, 1996 and 1995, and accountants' reports thereon (filed under cover of Form SE).

2.   Consent of Independent Auditors.


                          SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.



UNC RETIREMENT INCOME SAVINGS PLAN
FOR CERTAIN BARGAINING UNIT EMPLOYEES


By:  Robert L. Pevenstein
    ---------------------
Robert L. Pevenstein
Member - UNC Retirement
Plans Board

DATE:  June 30, 1997
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                        EXHIBIT INDEX

Exhibit
-------

1. UNC Retirement Income Savings Plan for Certain Bargaining Unit Financial Statements and Schedules, December 31, 1996 and 1995, and accountants' reports thereon (filed under cover of Form SE).

2.   Consent of Independent Auditors.


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                                       EXHIBIT NO. 2

                  CONSENT OF INDEPENDENT ACCOUNTANTS
                         ------------

To the Retirement Plan Administrator of the
    UNC Retirement Income Savings Plan for
    Certain Bargaining Unit Employees


We consent to the incorporation by reference in the registration statement of UNC Incorporated on Form S-8 (no. 333-02815) of our report dated June 20, 1997, on our audits of the financial statements of the UNC Retirement Income Savings Plan for Certain Bargaining Unit Employees as of December 31, 1996 and 1995 and for the year ended December 31, 1996, which report is incorporated by reference in this annual report on Form 11-K.





Coopers & Lybrand L.L.P.




Baltimore, Maryland
June 27, 1997